UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nextdoor Holdings, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

65345M108

(CUSIP Number)

Avery Cannon

Chief Financial Officer

c/o Shasta Ventures

2440 Sand Hill Road, Suite #300

Menlo Park, CA 94025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345M108

1.	Names of Reporting Persons Shasta Ventures II, L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,360,232 shares (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 27,360,232 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,360,232 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.7% of Class A common stock (7.1% of combined common stock) (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Shasta Ventures II, L.P (“Shasta Ventures II”) and Shasta Ventures II GP, LLC (“SVII GP” and, with Shasta Ventures II, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of shares of Class A common stock issuable upon conversion of 27,360,232, shares of Class B common stock held by Shasta Ventures II. SVII GP serves as the sole general partner of Shasta Ventures II and, as such, SVII GP possesses voting and dispositive power over the shares held by Shasta Ventures II.

(3)	Calculations of the percentage of the shares of Class A common stock beneficially owned is based on 78,953,663 shares of New Nextdoor Class A common stock and 304,003,976 shares of New Nextdoor Class B common stock issued and outstanding as of the Closing Date (as defined herein), as disclosed in the Current Report on Form 8-K filed by the Issuer on November 12, 2021, as adjusted pursuant to SEC Rule 13d-3. Calculations of the percentage of combined common stock beneficially owned is based on the total 382,957,639 shares of combined Class A and Class B common stock outstanding as of the Closing Date.

CUSIP No. 65345M108

1.	Names of Reporting Persons Shasta Ventures II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,360,232 shares (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 27,360,232 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,360,232 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.7% of Class A common stock (7.1% of combined common stock) (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of shares of Class A common stock issuable upon conversion of 27,360,232, shares of Class B common stock held by Shasta Ventures II. SVII GP serves as the sole general partner of Shasta Ventures II and, as such, SVII GP possesses voting and dispositive power over the shares held by Shasta Ventures II.

(3)	Calculations of the percentage of the shares of Class A common stock beneficially owned is based on 78,953,663 shares of New Nextdoor Class A common stock and 304,003,976 shares of New Nextdoor Class B common stock issued and outstanding as of the Closing Date (as defined herein), as disclosed in the Current Report on Form 8-K filed by the Issuer on November 12, 2021, as adjusted pursuant to SEC Rule 13d-3. Calculations of the percentage of combined common stock beneficially owned is based on the total 382,957,639 shares of combined Class A and Class B common stock outstanding as of the Closing Date.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, $0.0001 par value (“Class A common stock”) of Nextdoor Holdings, Inc., a Delaware corporation (the “Issuer” or “Nextdoor”). The address of the principal executive offices of the Issuer is 2128 Sand Hill Road, Menlo Park, CA 94025. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Shasta Ventures II, L.P (“Shasta Ventures II”) and Shasta Ventures II GP, LLC (“SVII GP” and, with Shasta Ventures II, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business and principal business office of the Reporting Persons is 2440 Sand Hill Road, Suite 300, Menlo Park, CA 94025.

(c)	The principal business of the Reporting Persons is venture capital investments. SVII GP is the general partner of Shasta Ventures II.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Shasta Ventures II and SVII GP was organized in the state of Delaware.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers of SVII GP by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Class A common stock reported herein as beneficially owned by the Reporting Persons are issuable upon conversion of shares of Class B common stock of the Issuer that were acquired pursuant to the Agreement and Plan of Merger, dated July 6, 2021, as amended on September 30, 2021, by and among Nextdoor, Inc., a Delaware corporation (“Old Nextdoor”), Khosla Ventures Acquisition Co. II, a Delaware corporation (“KVSB”), and Lorelei Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of KVSB (“Merger Sub”). The transactions contemplated by the Merger Agreement closed on November 5, 2021 (the “Closing Date”). Pursuant to the terms of the Merger Agreement, a merger of Old Nextdoor and KVSB was effected by the merger of Merger Sub with and into Old Nextdoor, with Old Nextdoor surviving the merger as a wholly owned subsidiary of KVSB (the “Merger,” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). Following the consummation of the Merger on the Closing Date, KVSB changed its name from Khosla Ventures Acquisition Co. II to Nextdoor Holdings, Inc. (“New Nextdoor,” the “Company” or the “Issuer”).

As a result of the Merger and upon the Closing Date, among other things, each share of Old Nextdoor common stock that was issued and outstanding immediately prior to the effective time of the Merger, after giving effect to the conversion of all shares of Old Nextdoor preferred stock into shares of Old Nextdoor common stock immediately prior to the effective time (with certain exceptions) was canceled and converted into the right to receive a number of shares of New Nextdoor Class B common stock equal to the Exchange Ratio (as defined in the Merger Agreement) multiplied by the number of shares of Old Nextdoor common stock held by such holder immediately prior to the effective time.

In the Business Combination, Shasta Ventures II received 27,360,232 shares of Class B common stock.

Item 4.	Purpose of Transaction

Shasta Ventures II purchased the securities of Old Nextdoor that were exchanged for merger consideration in the Merger for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A common stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A common stock beneficially owned by them (or any shares of Class A common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Jason Pressman, a managing member of SV II GP, serves on the Issuer’s Board of Directors. As a director of the Issuer, Mr. Pressman may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b).    The following information with respect to the ownership of the Class A common stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of November 15, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class A Common Stock (2)	Percentage of Combined Common Stock (2)
Shasta Ventures II (1)	27,360,232	0	27,360,232	0	27,360,232	27,360,232	25.7%	7.1%
SVII GP (1)	0	0	27,360,232	0	27,360,232	27,360,232	25.7%	7.1%

(1)	Consists of shares of Class A common stock issuable upon conversion of 27,360,232 shares of Class B common stock held by Shasta Ventures II. SVII GP serves as the sole general partner of Shasta Ventures II and, as such, SVII GP possesses voting and dispositive power over the shares held by Shasta Ventures II.

(2)	Calculations of the percentage of the shares of Class A common stock beneficially owned is based on 78,953,663 shares of New Nextdoor Class A common stock and 304,003,976 shares of New Nextdoor Class B common stock issued and outstanding as of the Closing Date, as disclosed in the Current Report on Form 8-K filed by the Issuer on November 12, 2021, as adjusted pursuant to SEC Rule 13d-3. Calculations of the percentage of combined common stock beneficially owned is based on the total 382,957,639 shares of combined Class A and Class B common stock outstanding as of the Closing Date.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A common stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights

On the Closing Date, the Issuer, Khosla Ventures SPAC Sponsor II LLC and certain former stockholders of Old Nextdoor, including Shasta Ventures II, entered into an amended and restated registration rights agreement, pursuant to which, among other things, such stockholders were granted certain customary registration rights pursuant to which New Nextdoor agreed to register for resale certain shares of New Nextdoor Class A common stock (the “Registration Rights Agreement”).

Lock-Up

Pursuant to the Company’s Bylaws, certain of the former holders of Old Nextdoor common stock, including Shasta Ventures II, will not be permitted to sell, pledge, transfer or otherwise dispose of, or grant any option or purchase right with respect to, any shares of New Nextdoor Class B common stock to such holders pursuant to the Business Combination (or the New Nextdoor Class A common stock issued upon conversion thereof) (such shares, the “Lock-Up Shares”), or engage in any short sale, hedging transaction or other derivative security transaction involving the Lock-Up Shares during the period commencing on the Closing Date until 180 days following the Closing Date, subject to certain customary exceptions; including if New Nextdoor completes a transaction that results in a change of control, the Lock-Up Shares are released from restriction immediately prior to such change of control.

The foregoing descriptions of the Registration Rights Agreement and the lockup provisions of the Bylaws do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement and the Bylaws, each of which is filed as an exhibit hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Bylaws (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 1-40246), filed with the SEC on November 12, 2021).

C.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 1-40246), filed with the SEC on November 12, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021

Shasta Ventures II, L.P

By:	Shasta Ventures II GP, LLC
its	General Partner

By:	/s/ Jason Pressman
Name: Jason Pressman
Title: Managing Member

Shasta Ventures II GP, LLC

By:	/s/ Jason Pressman
Name: Jason Pressman
Title: Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

Managing Members of SVII GP

Jason Pressman

c/o Shasta Ventures

2440 Sand Hill Road, Suite #300

Menlo Park, CA 94025

Principal Occupation: Venture Capital

Citizenship: USA

Robert Coneybeer

c/o Shasta Ventures

2440 Sand Hill Road, Suite #300

Menlo Park, CA 94025

Principal Occupation: Venture Capital

Citizenship: USA

Tod Francis

c/o Shasta Ventures

2440 Sand Hill Road, Suite #300

Menlo Park, CA 94025

Principal Occupation: Venture Capital

Citizenship: USA

Ravi Mohan

c/o Shasta Ventures

2440 Sand Hill Road, Suite #300

Menlo Park, CA 94025

Principal Occupation: Venture Capital

Citizenship: USA

During the last five years, none of the Managers of SVII GP has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A common stock of Nextdoor Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: November 15, 2021

Shasta Ventures II, L.P

By:	Shasta Ventures II GP, LLC
its	General Partner

By:	/s/ Jason Pressman
Name: Jason Pressman
Title: Managing Member

Shasta Ventures II GP, LLC

By:	/s/ Jason Pressman
Name: Jason Pressman
Title: Managing Member